February 18, 2020

Yifan Liang
Chief Financial Officer and Corporate Secretary
Alpha and Omega Semiconductor Limited
Clarendon House, 2 Church Street
Hamilton HM 11, Bermuda

       Re: Alpha and Omega Semiconductor Limited
           Form 10-K for Fiscal Year Ended June 30, 2019
           Form 8-K for Period Ended February 5, 2020
           Form 10-Q for Fiscal Quarter Ended December 31, 2019
           File No. 001-34717

Dear Mr. Liang:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 8-K filed on February 5, 2020

Exhibit 99.1
Alpha and Omega Semiconductor Reports Financial Results for the Fiscal Second Quarter of
2020 Ended December 31, 2019 , page 1

1. In the bullets under the heading "Financial Results for Fiscal Q2 Ended December 31,
      2019", we note you discuss changes in non-GAAP gross margin, non-GAAP operating expenses, non-GAAP operating income, and non-GAAP income per share. Please do not discuss and analyze non-GAAP measures without a similar discussion and analysis of the most directly comparable GAAP measure in a location with equal or greater prominence.
      Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the updated
      Compliance & Disclosure Interpretations on Non-GAAP Financial Measures. Yifan Liang
Alpha and Omega Semiconductor Limited
February 18, 2020
Page 2
2. In your reconciliations related to non-GAAP net income and non-GAAP income per share, it appears you present certain adjustments, net of income taxes. Please revise your reconciliations to reflect the impact of income taxes as a separate adjustment and to explain how the tax impact is calculated. Refer to Question 102.11 of the updated
         Compliance & Disclosure Interpretations on Non-GAAP Financial
Measures.
Form 10-Q for the quarterly period ended December 31, 2019

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 32

3. We note your disclosures that decreases in gross margins were primarily the result of low capacity utilization due to the commencement of limited mass production in your
         Chongqing joint venture during the interim periods. Please revise future disclosures to more fully explain your expectations regarding production at your joint venture, including the additional costs you expect to incur to reach full production and the anticipated time frame when when you expect full production to commence. Please update these disclosures and explain reasons for significant changes, to the extent applicable.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Andi Carpenter at 202-551-3645 or Anne McConnell at 202-551-3709
with any questions.



FirstName LastNameYifan Liang                      Sincerely,
Comapany NameAlpha and Omega Semiconductor Limited
                                                   Division of Corporation
Finance
February 18, 2020 Page 2                           Office of Manufacturing
FirstName LastName